Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JANUARY 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Departure of Its Chief Financial Officer

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--January 13, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) announced today that, consistently with what announced in the press release of December 23, 2021, the Company and its Chief Financial Officer, Mr. Vittorio Notarpietro, have agreed that the Mr. Notarpietro’s resignation became effective on January 10, 2022.

Pending the search for a new Chief Financial Officer, the Company has appointed Mr. Giuseppe Cacciapaglia, the Company’s Global Financial Statement and Tax Director, as Chief Accounting Officer, effective immediately. Mr. Cacciapaglia joined the Group in 1996 and has covered several relevant roles in the last 25 years. Before being appointed as the Global Financial Statement and Tax Director of the Company in 2017, he was Chief Financial Officer of Natuzzi China and Chief Internal Audit Officer of the Company.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 616 mono-brand stores and 567 galleries as of September 30, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: JANUARY 13, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi